December 4, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Katharine Garrett and William Schroeder

Re:	United Fire Group, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K filed November 1, 2023

File No. 001-34257

Dear Ms. Garrett and Mr. Schroeder,

United Fire Group, Inc. (the “Company”) is in receipt of your letter dated November 29, 2023 (the “November 29 Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Amendment to Form 10-K and Form 8-K. The Commission requested that the Company respond to the November 29 Letter within ten business days of November 29, 2023, or to advise the Commission when the Company would provide a response.

The Company advises the Commission that it is in the process of preparing a response to the November 29 Letter. As discussed with Ms. Garrett, the Company respectfully requests an extension of an additional ten business days, or until December 28, 2023, to submit a response.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at Eric J. Martin at emartin@unitedfiregroup.com or (319) 399-5724.

Sincerely,

/s/ Eric J. Martin
Eric J. Martin
Chief Financial Officer
United Fire Group, Inc.